UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

----------------------------------------------
In the matter of

Central and South West Corporation                    REPORT FOR PERIOD
CSW International, Inc.                               April 1, 1998 to
CSW Energy, Inc.                                      June 30, 1998
Dallas, Texas  75266                                  PURSUANT TO RULE 24

File No.  070-9091

      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW"), CSW International, Inc. ("CSW International"), and CSW Energy, Inc. (CSW Energy.) The latter two companies are wholly owned subsidiaries of CSW.

Under HCAR 35-26887, CSW and its above-named subsidiaries are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887..

(1) Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to exhibits A and B respectively.

(2) Consolidated Statements of Income for CSW Energy and CSW International for the Twelve Months preceding the relevant quarter end. Refer to Exhibits C and D respectively.

(3) Name, owner, and location of each Exempt Project and QF served by CSW Energy and CSW International or subsidiaries thereof. Refer to Exhibit E.

(4) The amount of compensation received for each QF or Exempt Project. Refer to Exhibit E

(5) Information on intercompany service transactions with CSW Energy, CSW International and their respective subsidiaries including

      a.)    The name of each associate company providing services
      b.)    A listing of services provided
      c.)    The total dollar amount of services provided, broken down by associate company
             Please refer to Exhibit E.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. and CSW Energy, Inc have duly caused this report to be signed on its behalf on this 27th day of August 1998.



                                          CSW International, Inc.
                                          CSW Energy, Inc.



                                          /s/  Sandra S. Bennett
                                               Sandra S. Bennett
                                               Controller